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June 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Special Counsel

Re:	KLX Energy Services Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-238870

Ladies and Gentlemen:

On behalf of our client, KLX Energy Services Holdings, Inc. (KLXE), we hereby file with the Securities and Exchange Commission Amendment No. 2 to KLXE’s registration statement on Form S-4 (the Amendment) and the related acceleration request. The Amendment includes no material changes to the changed pages submitted to the Staff via correspondence on June 25, 2020.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 284 4926, (917) 294 1043 or Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:	Jonathan L. Mann, KLX Energy Services Holdings, Inc.

Max L. Bouthillette, Quintana Energy Services Inc.

Paul K. Humphreys, Esq., Freshfields Bruckhaus Deringer US LLP

Frank Bayouth, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Eric C. Otness, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

The Freshfields Bruckhaus Deringer US LLP partners include members of the Bars of the State of New York and the District of Columbia, Solicitors of the Supreme Court of England and Wales and Rechtsanwälte of Germany